March 11, 2019


Via E-Mail
Andrew Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

       Re:    Bristol-Myers Squibb Company
              PREC14A filed on March 1, 2019
              Filed by Starboard Value LP et. al
              File No. 1-01136

Dear Mr. Freedman:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. Unless otherwise noted, all defined terms have the same meaning as in the proxy statement listed above.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on March 1, 2019

General

       1. Where you characterize your ownership stake in Bristol Myers Squibb
(BMS) as
          "large", including on the cover page of the proxy statement, quantify your holding as a percentage of total shares outstanding.

       2. Disclose your intention to nominate and solicit for a slate of candidates at BSM's annual meeting to follow the special meeting closer to the forepart of the proxy statement. Currently you state this on page 12 (although the nomination is referenced
 Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
March 11, 2019
Page 2


           in the Background Section as well).

       3. In describing your interests in this solicitation to satisfy the disclosure obligations under Item 5(a) of Schedule 14A, we believe any position held by Starboard or its affiliates in Celgene, whether short or long, may be material to shareholders'
          understanding in your interests in this solicitation. Please advise or revise.

       4. We have not located in your proxy statement the disclosure/undertaking required by
          Item 23(b) of Regulation 14A as to shareholders who share an address. Please revise or advise.

Reasons for the Solicitation, page 5

       5. The first sentence in this section states that you have followed both Bristol-Myers and
          Celgene for a "long time." However, disclosure later in your proxy statement indicates that Starboard's first purchase of BSM shares occurred on January 29, 2019, shortly after the proposed acquisition of Celgene was announced. Please revise to clarify in context what "followed" means (and what is does not mean) here.

       6. Provide support for the statement on page 6 that "numerous manufacturers are attempting to bring generic REVLIMID to market..."

       7. On page 6, you state that based on your discussions with BSM management, you believe that their "base-case scenario" for the anticipated decline in REVLIMID revenues in 2026 is 90%." Clarify whether you believe this assessment is inaccurate and why. Currently, although you state that "[w]e do not believe that the REVLIMID generic risk can be understated," it is not clear why (or whether) you believe a drop off of 90% is an understatement.

       8. Revise the title of the chart at the top of page 8 to clarify it relates to Celgene's Near-
          Term Launch Pipeline product revenues.

       9. At the bottom of page 8, clarify the basis for your belief that "Bristol-Myers is assuming that approximately 40% of 2028 Celgene pipeline revenues, or approximately $7 billion, will be generated from pipeline assets outside of the five
          near-term product launch opportunities..."

       10. Also in the last paragraph on page 8, clarify the assertion that "92% of Phase I studies fail to reach FDA approval." You cite as support for this statement BSM's 10-K disclosures, but the disclosure there seems to be limited to small molecules. Please revise or advise.
 Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
March 11, 2019
Page 3


       11. Revise to provide a source for the assertion that "the Company has spent a cumulative
           $22 billion on R&D."

      12. Identify the activists referenced in the disclosure and chart on page
9.
We Believe there is a Better Path Forward for Bristol-Myers, page 10

       13. Revise the following statement on page 11 to characterize it as an opinion: "The past years appears to have been particularly painful for Bristol-Myers stockholders, as key clinical trials have failed to show the desired results and the Company's future growth trajectory has been called into question."

Consequences of Defeating the Bristol-Myers Merger Proposal, page 15

       14. Refer to the second sentence in this section on page 15. Consider rewording to note that if this proposal is not approved, the Merger cannot be consummated (versus saying that Celgene stockholders will not receive any payment for their Celgene shares, which is confusing because those shares wouldn't be acquired in the Merger).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.



                                                     Sincerely,

                                                     /s/ Christina Chalk

                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions